UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson agrees to sell remaining 25% stake in Penguin Random House to Bertelsmann, generating net proceeds of approximately $675m (£530m1), and announces a return of £350m to shareholders through a share buyback.

18th December 2019

Pearson, the world's learning company, today announces an agreement to sell its remaining 25% stake in Penguin Random House to partner Bertelsmann SE & Co KGaA ("Bertelsmann") for a consideration of approximately $675m / (£530m). The transaction is in line with Pearson's simplification strategy.

This transaction values the Penguin Random House venture at an enterprise value of $3.67bn, compared with the $3.55bn enterprise valuation in 2017 when Pearson sold a 22% stake in the joint venture.

The disposal is subject to regulatory consent and is expected to close in the first half of 2020 and therefore will have no impact on 2019 results. Pearson is committed to its disciplined approach to capital allocation and in early 2020 will commence a return of capital to shareholders through a £350m share buyback. Shares repurchased will be cancelled. The remainder of the proceeds will be used for general corporate purposes.

The formation of Penguin Random House in 2013 created the first truly global consumer book publishing company, with a significant market presence, generating synergies through the integration process and creating significant shareholder value. Our stake2 in Penguin Random House will have generated c.£1.9bn in net disposal proceeds and dividends.

Pearson owns 25% of the Penguin Random House venture which in 2018 reported revenue of $3,703m and EBIT of $467m as reported in € converted at a 2018 average €/$ exchange rate of 1.18, gross assets of $4,407m and net assets of $1,166m converted at a 2018 closing €/$ rate of 1.15. In 2018, Pearson's 25% associate share in the venture contributed £68m after tax to its adjusted operating profit.

John Fallon, Pearson's chief executive, said: "For almost 50 years, Pearson has been proud to play our part in the publishing and commercial success of first Penguin and then more recently Penguin Random House. With the sale of our remaining stake to our partners, Bertelsmann, we know the company is in good hands - and we wish our colleagues and authors every future success. This enables Pearson now to be completely focused on building the world's leading digital learning company, linking education to employability and skills, and reaching more learners around the world to support them through a lifetime of learning."

Notes:
1 Based on guidance $/£ exchange rates of 1.27.
2 47% stake held between 1st July 2013 and 5th October 2017, 25% stake held from 6th October 2017.

For more information
T + 44 (0)20 7010 2310
Investors: Jo Russell, Anjali Kotak
Press: Tom Steiner, Gemma Terry

This announcement contains inside information

Ends

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, te risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 December 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary